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                         [LETTERHEAD OF 800.COM, INC.]


                                  June 21, 2000




VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

        RE:    800.COM, INC.
               CIK:  1074090
               COMMISSION FILE NO. 333-33104:  APPLICATION FOR WITHDRAWAL

Dear Sir or Madam:

        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1 (Commission File No. 333-33104), together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on March 23, 2000.

        Pursuant to the Registration Statement, the Registrant proposed to register shares of its Common Stock (the "Shares") for issuance to the public. The Shares were to be offered through FleetBoston Robertson Stephens Inc., Dain Rauscher Incorporated, and Prudential Securities Incorporated, as underwriter representatives. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to proceed with the sale of the Shares. The Registrant does not believe that completing a public offering on unfavorable terms would be in the best interests of the Registrant and its shareholders. No securities have been sold under the Registration Statement and no substantial activity in pursuit of the subject offering has been taken since shortly after the Registration Statement was filed.

        Accordingly, we hereby respectfully request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.


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Securities and Exchange Commission
June 21, 2000
Page 2


        If you have any questions regarding the foregoing application for withdrawal, please contact Roy Tucker at Perkins Coie LLP, legal counsel to the Registrant in connection with the Registration Statement, at (503) 727-2044.

                                           Sincerely,

                                           800.COM, INC.

                                           /s/ Gregory L. Drew
                                           -------------------------------------
                                           Gregory L. Drew
                                           President and Chief Executive Officer


cc:     Keir D. Gumbs, SEC (Mail Stop 0308)
        Karen J. Garnett, SEC (Mail Stop 0308)
        Cynthia T. Melo, Nasdaq Listing Qualifications
        Peter T. Healy, O'Melveny & Meyers LLP
        Roy W. Tucker, Perkins Coie LLP